CONFIRMING STATEMENT


	This Statement confirms that the undersigned, James
Reissner,has authorized and designated Jon L. Reissner to execute and file on the undersigned's behalf all Forms 3, 4 and 5 (including any amendments thereto) that the undersigned may be required to file with the U.S.
Securities and Exchange Commission as a result of the undersigned's ownership of or transactions in securities of Magstar Technologies, Inc. The authority of Jon L.
Reissner under this Statement shall continue until the undersigned is no longer required to file Forms 3, 4 and 5 with regard to his ownership of or transactions in securities of Magstar Technologies, Inc., unless earlier revoked in writing. The undersigned acknowledges that Jon
L. Reissner is not assuming any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.


Date:  November 3, 2005__		__/s/ James Reissner

















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